Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2024 and 2023. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at March 31, 2024 and for the three-month periods ended March 31, 2023 and 2022, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at March 31, 2024:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe***
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442**
Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192*
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012*
Domina Maritime Ltd.	Marshall Islands	-	-
Dulac Maritime S.A.	Marshall Islands	-	-
Longevity Maritime Limited	Malta	-	-

* New building vessels

**New building vessel. On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement.

*** On May 28, 2024, the Company, through its subsidiary Artful Shipholding S.A., entered into an agreement to sell the 2005-built Moon Globe.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,168 and $4,620 for the periods ended March 31, 2024 and 2023, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $4,454 and $3,869   for the periods ended March 31, 2024 and 2023, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income/(loss) under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $440 per lightweight ton until September 30, 2023. During the fourth quarter of 2023, we adjusted the scrap rate from $440/ton to $480/ton due to the increased scrap rates worldwide.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate was calculated until August 10, 2022 based on the three-month LIBOR rate and applicable margin and on SOFR rate and applicable margin thereafter.

Gain/(Loss) on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain/ (Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss). Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain/(Loss) on derivative financial instruments” in the consolidated statement of comprehensive income/(loss).

Selected Information

Our selected consolidated financial and other data for the three-month period ended March 31, 2024 and 2023 and as at March 31, 2024 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2023, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income/(Loss) Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2024	2023

	(unaudited)
Voyage revenues	7,622	8,489
Management & consulting fee income	91	90
Total Revenues	7,713	8,579

Voyage expenses	(351)	(1,614)
Vessel operating expenses	(3,129)	(4,519)
Depreciation	(1,281)	(1,275)
Depreciation of dry-docking costs	(974)	(1,163)
Administrative expenses	(1,172)	(944)
Administrative expenses payable to related parties	(1,060)	(170)
Reversal of Impairment	-	4,400
Other income, net	7	9
Operating income/(loss)	(247)	3,303
Interest income	698	448
Interest expense and finance costs	(1,195)	(920)
Gain / (Loss) on derivative financial instruments, net	412	(211)
Foreign exchange gains / (losses), net	33	(34)
Total finance costs, net	(52)	(717)
Total income/(loss) and total comprehensive income/(loss) for the period	(299)	2,586

Basic & diluted income/(loss) per share for the period (1)	(0.01)	0.13
EBITDA (2) (unaudited)	2,453	5,496
Adjusted EBITDA (2) (unaudited)	2,008	1,341

(1) The weighted average number of shares for the three-month period ended March 31, 2024 and 2023, was 20,582,301.

(2) Earnings / (losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of total income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents the sum of  total income/(loss) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, impairment / Reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a defined measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»      EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

»      EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»      EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

»      other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income to EBITDA and Adjusted EBITDA Reconciliation

	Period Ended March 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2024	2023
	(Unaudited)	(Unaudited)
Total comprehensive income/(loss) for the period	$(299)	$2,586
Interest and finance costs, net	497	472
Depreciation	1,281	1,275
Depreciation of drydocking costs	974	1,163
EBITDA (unaudited)	$2,453	$5,496
Loss / (Gain) on derivative financial instruments	(412)	211
Foreign exchange loss /(gains), net	(33)	34
Reversal of Impairment	-	(4,400)
Adjusted EBITDA (unaudited)	$2,008	$1,341

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at March 31,	As at December 31,
	2024	2023

	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	136,871	100,557
Advances for vessel acquisition	28,643	47,246
Other non-current assets	4,619	4,302
Total non-current assets	170,133	152,105
Cash and bank balances and bank deposits (including restricted cash)	56,823	74,292
Other current assets	6,273	5,004
Total current assets	63,096	79,296
Total assets	233,229	231,401
Total equity	175,671	175,970
Total debt & Financial liabilities net of unamortized debt discount	53,534	52,259
Other liabilities	4,024	3,172
Total liabilities	57,558	55,431
Total equity and liabilities	233,229	231,401

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2024	2023

	(Unaudited)
Statement of cash flow data:
Net cash (used in) / generated from operating activities	1,493	(2,555)
Net cash used in investing activities	(19,123)	(3,354)
Net cash generated from / (used in) financing activities	116	(767)

	Three months ended March 31,
	2024	2023

	(Unaudited)
Ownership days (1)	613	810
Available days (2)	613	783
Operating days (3)	604	777
Fleet utilization (4)	98.5%	99.3%
Average number of vessels (5)	6.7	9.0
Daily time charter equivalent (TCE) rate (6)	$11,862	$8,780
Daily operating expenses (7)	$5,104	$5,579

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2024	2023

	(Unaudited)
Voyage revenues	$7,622	$8,489
Less: Voyage expenses	$351	$1,614
Net voyage revenues	$7,271	$6,875
Available days	613	783
Daily TCE rate (1)	$11,862	$8,780

(1) Subject to rounding.

Recent Developments

Delivery of new building vessel

On January 22, 2024, the Company paid the remaining $18.5 million at Nihon Shipyard Co. in Japan and on January 25, 2024 the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on May 10, 2022 and was named “m/v GLBS Hero”. The total cost of the new vessel was approximately $37.5 million.

Debt financing & Financial Liability

On February 23, 2024, the Company, through its subsidiary Daxos Maritime Limited, entered into a $28 million sale and leaseback agreement with SK Shipholding S.A., a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered from the relevant shipyard during the third quarter of 2024. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company drew down the amount of $2.8 million, being the 10% deposit of the purchase price.

On May 23, 2024, the Company reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly installments of $295,000 each, and $17.1 million to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million, being the loan amount minus the upfront fee of $0.35 million.

Sale of vessels

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million, before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The vessel is expected to be delivered to its new owners in or around June 2024.

Miscellaneous Developments

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. September 30, 2024 and November 8, 2024, respectively.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

Three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023.

Total comprehensive loss for the three-month period ended March 2024 amounted to $0.3 million or $0.01 basic and diluted loss per share based on 20,582,301 weighted average number of shares, compared to total comprehensive income of $2.6 million for the same period last year or $0.13 basic and diluted income per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023 (expressed in $000’s):

3-month period of 2024 vs 3-month period of 2023

Net income and total comprehensive income for the 3-month period of 2023	2,586
Decrease in Voyage revenues	(867)
Increase in Management & consulting fee income	1
Decrease in Voyage expenses	1,263
Decrease in Vessels operating expenses	1,390
Increase in Depreciation	(6)
Decrease in Depreciation of dry-docking costs	189
Increase in Total administrative expenses	(1,118)
Decrease in Reversal of Impairment	(4,400)
Decrease in Other income, net	(2)
Increase in Interest income	250
Increase in Interest expense and finance costs	(275)
Decrease in gain/(loss) on derivative financial instruments	623
Decrease in Foreign exchange losses	67
Net loss and total comprehensive loss for the 3-month period of 2024	(299)

Voyage revenues

During the three-month period ended March 31, 2024 and 2023, our Voyage revenues reached $7.6 million and $8.5 million respectively. The 11% decrease in Voyage revenues is mainly attributed to the decrease from 6.7 average number of vessels during the three-month period ended March 31, 2024, compared to an average number of 9 vessels for the same period in 2023. Daily Time Charter Equivalent rate (TCE) for the three-month period of 2024 was $11,862 per vessel per day against $8,780 per vessel per day during the same period in 2023 corresponding to an increase of 35%.

Voyage expenses

Voyage expenses reached $0.4 million during the three-month period ended March 31, 2024, compared to $1.6 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the three-month period ended March 31, 2024 and 2023, are analyzed as follows:

In $000’s	2024	2023
Commissions	99	114
Bunkers	140	1,353
Other voyage expenses	112	147
Total	351	1,614

The decrease in Voyage expenses is attributed to the reduced bunker expenses which in turn are attributed to the decreased ballast days of the vessels during the three-month period ended March 31, 2024 compared to the same period in 2023.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $3.1 million during the three-month period ended March 31, 2024, compared to $4.5 million during the same period last year. The breakdown of our operating expenses for the three-month period ended March 31, 2024 and 2023 was as follows:

	2024	2023
Crew expenses	59%	51%
Repairs and spares	11%	17%
Insurance	9%	7%
Stores	11%	16%
Lubricants	7%	6%
Other	3%	3%

Average daily operating expenses during the three-month periods ended March 31, 2024 and 2023 were $5,104 per vessel per day and $5,579 per vessel per day respectively, corresponding to a decrease of 9%.

Depreciation

Depreciation charge during the three-month period ended March 31, 2024 and 2023, reached $1.3 million.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties, increased to $2.2 million during the three-month period ended March 31, 2024 compared to $1.1 million for the same period in 2023. The increase is mainly attributed to the accrual of approximately $0.9 million as at March 31, 2024, which relate to the $3 million bonus that was awarded on March 13, 2024 to a consultant affiliated with our chief executive officer, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time.

Reversal of Impairment

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party. The vessel was delivered to its new owners in June 2023.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400.

Interest expense and finance costs

Interest expense and finance costs reached $1.2 million during the three-month period ended March 31, 2024, compared to $0.9 million in the same period of 2023. Interest expense and finance costs for the three-month periods ended March 31, 2024 and 2023, are analyzed as follows:

In $000’s	2024	2023
Interest payable on long-term borrowings	1,064	846
Bank charges	19	6
Operating lease liability interest	3	9
Amortization of debt discount	58	49
Amortization of gain of Loan modification	38	-
Other finance expenses	13	10
Total	1,195	920

As at March 31, 2024, and 2023 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan and Sale and Leaseback agreements of an aggregate of $53.9 and $42.8 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the outstanding principal of the Loan agreement. The weighted average interest rate has increased from 7.95% during the three-month period ended March 31, 2023 to 8.13% for the same period in 2024, which is mainly attributed to the increase of the 3-month Term SOFR rates.

Gain/(Loss) on derivative financial instruments

Following the loan facility with CIT Bank N.A., the Company entered into an Interest Rate Swap agreement on May 10, 2021. For the three-month period ended March 31, 2024 and 2023, the Company recognized a gain of approximately $198 thousand and a loss of approximately $104 thousand, respectively, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income/(loss).

Following the deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million in August 2022, the Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). As at March 31, 2024 and 2023, the Company recognized a gain of approximately $214 and a loss of approximately $107 thousand, respectively, net of interest for the period, according to the Interest Rate Swap valuation and is included in the condensed consolidated statement of comprehensive income/(loss).

Liquidity and capital resources

As at March 31, 2024, and December 31, 2023, our cash and bank balances and bank deposits (including restricted cash) were $60.6 and $77.8 million, respectively.

As at March 31, 2024, the Company reported a working capital surplus of $ 52.8 million and was in compliance with the covenants included in the CIT loan facility.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these unaudited interim condensed consolidated financial statements were prepared under this assumption.

Net cash generated from operating activities for the three-month period ended March 31, 2024 was $1.5 million compared to net cash used in operating activities of $2.6 million during the respective period in 2023. The decrease in our cash used in operating activities was mainly attributed to the decrease in Payment of deferred dry-docking costs from $3.9 million during the three-month period ended March 31, 2023 to $0.5 million the three-month period ended March 31, 2024.

Net cash used in investing activities for the three-month period ended March 31, 2024 was $19.1 million compared to $3.4 million during the respective period in 2023. The increase in our cash used in investing activities was mainly attributed to the payment of the last instalment amounting to $18.5 million for acquisition of the newbuilding vessel “m/v GLBS Hero” in January 2024.

Net cash generated from financing activities during the three-month period ended March 31, 2024 and net cash used in financing activities during the three-month period ended March 31, 2023 were as follows:

	Three months ended March 31,
In $000’s	2024	2023

	(Unaudited)
Proceeds from financial liabilities	2,800	-
Repayment of long-term debt	(1,564)	(1,625)
(Increase)/decrease in restricted cash	(307)	1,572
Repayment of lease liability	(85)	(77)
Interest paid	(728)	(637)
Net cash generated from/ (used in) financing activities	116	(767)

As at March 31, 2024 and 2023, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements and Financial liabilities of an aggregate of $53.9 and $42.8 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income/(Loss) for the three-month periods ended March 31, 2024 and 2023	F-2

Condensed Consolidated Statement of Financial Position as at March 31, 2024 (Unaudited) and December 31, 2023	F-3

Unaudited Interim Condensed Consolidated Statement of Changes in Equity for the three-month periods ended March 31, 2024 and 2023	F-4

Unaudited Interim Condensed Consolidated Statement of Cash Flows for the three-month periods ended March 31, 2024 and 2023	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-16

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)

For the three-months ended March 31, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended March 31,
	Notes	2024	2023
REVENUES:
Voyage revenues	10	7,622	8,489
Management & consulting fee income		91	90
Total Revenues		7,713	8,579

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(351)	(1,614)
Vessel operating expenses		(3,129)	(4,519)
Depreciation	5, 10	(1,281)	(1,275)
Depreciation of dry-docking costs	5	(974)	(1,163)
Administrative expenses		(1,172)	(944)
Administrative expenses payable to related parties	4	(1,060)	(170)
Reversal of Impairment	5	-	4,400
Other income, net	9	7	9
Operating (loss) / income		(247)	3,303

Interest income		698	448
Interest expense and finance costs		(1,195)	(920)
Gain / (Loss) on derivative financial instruments, net		412	(211)
Foreign exchange gains / (losses), net		33	(34)

TOTAL (LOSS) / INCOME FOR THE PERIOD		(299)	2,586
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE (LOSS) / INCOME FOR THE PERIOD		(299)	2,586

(Loss) / Income per share (U.S.$):
- Basic and Diluted (loss) / income per share for the period	7	(0.01)	0.13

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at March 31, 2024 and December 31, 2023

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		March 31,	December 31,
ASSETS	Notes	2024	2023
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	136,871	100,557
Advances for vessel purchase	10	28,643	47,246
Office furniture and equipment		119	85
Right of use asset	10	104	182
Restricted cash	3	3,792	3,530
Fair value of derivative financial instruments	11	594	495
Other non-current assets		10	10
Total non-current assets		170,133	152,105
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	820	808
Trade receivables, net		1,882	1,151
Inventories		704	1,256
Prepayments and other assets		2,867	1,789
Restricted cash	3	135	90
Cash and cash equivalents	3	56,688	74,202
Total current assets		63,096	79,296
TOTAL ASSETS		233,229	231,401

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(108,817)	(108,518)
Total equity		175,671	175,970
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	44,286	45,759
Financial liabilities, net of current portion	8	2,745	-
Provision for staff retirement indemnities		238	171
Total non-current liabilities		47,269	45,930
CURRENT LIABILITIES
Current portion of long-term borrowings	8	6,448	6,500
Current portion of financial liabilities	8	55	-
Trade accounts payable		995	362
Accrued liabilities and other payables		2,509	1,763
Current portion of lease liabilities	10	103	188
Deferred revenue		179	688
Total current liabilities		10,289	9,501
TOTAL LIABILITIES		57,558	55,431
TOTAL EQUITY AND LIABILITIES		233,229	231,401

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the three-months ended March 31, 2024 and 2023

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2024	82	284,406	(108,518)	175,970
Loss for the period	-	-	(299)	(299)
Other comprehensive income	-	-	-	-
Total comprehensive loss for the period	-	-	(299)	(299)
As at March 31, 2024	82	284,406	(108,817)	175,671

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2023	82	284,406	(113,790)	170,698
Income for the period	-	-	2,586	2,586
Other comprehensive income	-	-	-	-
Total comprehensive income for the period	-	-	2,586	2,586
As at March 31, 2023	82	284,406	(111,204)	173,284

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three-months ended March 31, 2024 and 2023

(Expressed in thousands of U.S. Dollars)

		Three months ended March 31,
	Notes	2024	2023
Operating activities
Income/(loss) for the period		(299)	2,586
Adjustments for:
Depreciation	5, 10	1,281	1,275
Depreciation of deferred dry-docking costs	5	974	1,163
Payment of deferred dry-docking costs		(527)	(3,946)
Provision for staff retirement indemnities		67	27
Reversal of Impairment		-	(4,400)
Loss / (Gain) on derivative financial instruments		(412)	211
Interest expense and finance costs		1,195	920
Interest income		(698)	(448)
Foreign exchange losses / (gains), net		(33)	27
(Increase)/decrease in:
Trade receivables, net		(732)	(990)
Inventories		552	1,447
Prepayments and other assets		(1,077)	(381)
Increase/(decrease) in:
Trade accounts payable		623	(891)
Accrued liabilities and other payables		1,088	439
Deferred revenue		(509)	406
Net cash generated from / (used in) operating activities		1,493	(2,555)
Cash flows from investing activities:
Vessel acquisition	5	(19,634)	-
Advance for vessel acquisition		(145)	(3,724)
Improvements		-	(77)
Purchases of office furniture and equipment		(42)	(1)
Interest received		698	448
Net cash used in investing activities		(19,123)	(3,354)
Cash flows from financing activities:
Proceeds from financial liabilities		2,800	-
Repayment of long-term debt		(1,564)	(1,625)
(Increase)/decrease in restricted cash	3	(307)	1,572
Repayment of lease liability		(85)	(77)
Interest paid		(728)	(637)
Net cash generated from / (used in) financing activities		116	(767)
Net decrease in cash and cash equivalents		(17,514)	(6,676)
Cash and cash equivalents at the beginning of the period	3	74,202	52,833
Cash and cash equivalents at the end of the period	3	56,688	46,157

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at March 31, 2024:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe***
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Calypso Shipholding S.A.	Marshall Islands	January 25, 2024	m/v GLBS Hero
Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442**
Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*
Olympia Shipholding S.A.	Marshall Islands	-	Hull No: S-K192*
Thalia Shipholding S.A.	Marshall Islands	-	Hull No: S-3012*
Longevity Maritime Limited	Malta	-	-
Domina Maritime Ltd.	Marshall Islands	-	-
Dulac Maritime S.A.	Marshall Islands	-	-

* New building vessels

** New building vessel. On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million (absolute amount) sale and leaseback agreement (refer to Note 8(b)).

*** On May 28, 2024, the Company, through its subsidiary Artful Shipholding S.A., entered into an agreement to sell the 2005-built Moon Globe (refer to Note 13).

Except for the changes disclosed in note 2, these unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the three-month period ended March 31, 2024, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2024.

The unaudited interim condensed consolidated financial statements as at and for the three months ended March 31, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2023 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2023 Annual Report.

The unaudited interim condensed consolidated financial statements as at March 31, 2024 and for the three months then ended, were approved for issuance by the Board of Directors on June 6, 2024.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at March 31, 2024, the Company reported   Cash and cash equivalents of $56,688, a working capital surplus of $52.8 million (absolute amount), and   was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

2.	Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2023, as included in Note 2 to the Company’s consolidated financial statements included in the 2023 Annual Report. There have been no changes to the Company’s accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2024 other than the IFRS amendments which have been adopted by the Company as of 1 January 2024 and accounting policy for the Sale and leaseback transactions as indicated below:

•	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements. The amendments introduce supplemental disclosure requirements for the entities’ supplier finance arrangements
•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments). The amendments clarify the principles in IAS 1 for the classification of liabilities as either current or non-current.
•	IFRS 16 Leases: Lease Liability in a Sale and Leaseback (amendments). The amendments improve the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction in IFRS 16, while it does not change the accounting for leases unrelated to sale and leaseback transactions

The newly adopted amendments did not have a material impact on the Company’s accounting policies.

Below the recent accounting pronouncements issued, but not yet effective and not early adopted by the Company:

•	IFRS 18 Presentation and Disclosure in Financial Statements. On April 2024, the IASB issued the IFRS 18 - Presentation and Disclosure in Financial Statements which replaces IAS 1 - Presentation of Financial Statements and it becomes effective for annual reporting periods beginning on or after January 1, 2027.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Changes in Accounting policies and Recent accounting pronouncements (continued)

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.
•	IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (Amendments). The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The amendments will require companies to apply a consistent approach in assessing whether a currency can be exchanged into another currency and, when it cannot, in determining the exchange rate to use and the disclosures to provide.
•	IFRS 19 Subsidiaries without Public Accountability: Disclosures. On May 2024, the IASB issued the IFRS 19 - Subsidiaries without Public Accountability: Disclosures, and becomes effective for annual reporting periods beginning on or after January 1, 2027

The Company has not early adopted the above amendments and is in process of assessing the potential impact on the financial statements.

Sale and leaseback transactions

When a vessel is sold and subsequently leased back by the Company, pursuant to a memorandum of agreement (MoA) and a bareboat charter agreement, the Company determines when a performance obligation is satisfied in IFRS 15, to determine whether the transfer of a vessel is accounted for as a sale. If the transfer of a vessel satisfies the requirements of IFRS 15 to be accounted for as a sale, the Company measures the right-of- use asset arising from the leaseback at the proportion of the previous carrying amount of the asset that relates to the right of use retained and recognizes only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. If the transfer of a vessel does not satisfy the requirements of IFRS 15 to be accounted for as a sale, the Company continues to recognize the transferred vessel and recognizes a financial liability equal to the transferred proceeds. Please refer to Note 8(b), for the description of the nature of the sale and leaseback arrangement the Company entered into in the three months period ended March 31, 2024.

3	Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	March 31, 2024	December 31, 2023
Cash on hand	26	11
Cash at banks	56,662	74,191
Total cash and cash equivalents	56,688	74,202

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at March 31, 2024 and December 31, 2023, was $56,688 and $74,202, respectively.

As at March 31, 2024 and December 31, 2023, the Company had pledged an amount of $3,927 and $3,620, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at March 31, 2024 was $3,927, $3,792 included in non-current assets and $135 included in current assets. The fair value of the restricted cash as at December 31, 2023 was $3,620, $3,530 included in non-current assets and $90 included in current assets as at December 31, 2023. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4	Transactions with Related Parties

On March 13, 2024, the Company awarded a consultant affiliated with our chief executive officer a one-time bonus of $3 million, half of which is payable immediately upon the delivery of the newbuilding vessel Hull NE442 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the agreement dated May 13, 2022) and the balance at the delivery of Hull NE443 (i.e., the vessel being constructed by Nantong Cosco Khi Ship Engineering pursuant to the other agreement dated May 13, 2022), in each case assuming Athanasios Feidakis remains Chief Executive Officer at each such relevant time, i.e. September 30, 2024 and November 8, 2024, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

Details and nature of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2024 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2023, included in the 2023 Annual Report. As of March 31, 2024 the balance due to Related parties was $214 ($184 as of December 31, 2023) and are included in Trade accounts payable in the accompanying condensed consolidated Statement of Financial Position.

5	Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2024	181,258	(86,232)	16,245	(10,714)	100,557
Additions	37,496	-	987	-	38,483
Depreciation & Amortization	-	(1,195)	-	(974)	(2,169)
Balance at March 31, 2024	218,754	(87,427)	17,232	(11,688)	136,871

For the purpose of the unaudited condensed consolidated statement of comprehensive income/(loss), depreciation, as stated in the income statement component, comprises the following:

	For the period ended March 31, 2024	For the period ended March 31, 2023
Vessels depreciation	1,195	1,187
Depreciation on office furniture and equipment	8	10
Depreciation of right of use asset	78	78
Total	1,281	1,275

On January 22, 2024, the Company paid the remaining $18.5 million (absolute amount) at Nihon Shipyard Co. in Japan and on January 25, 2024 the Company took delivery of a new Ultramax with carrying capacity of approximately 64,000 DWT, of which the Company had previously announced on May 10, 2022 and was named “m/v GLBS Hero”.

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party, which sale was subject to standard closing conditions.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognised in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400. On the date of agreement, the Company also assessed and concluded that the vessel Sun Globe met the criteria to be classified as held for sale and reclassified the amount of $13,617 in Assets held for sale. The vessel was delivered to its new owners in June 2023.

No impairment or reversal of impairment was recognized for the first quarter of 2024.

6	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	March 31,	December 31,
	2024	2023
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6	Share Capital and Share Premium (continued)

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at March 31, 2024 and 2023 the Company had 20,582,301 common shares issued and fully paid. During the periods ended March 31, 2024 and 2023 no new common shares were issued.

As at March 31, 2024, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments. At March 31, 2024 and December 31, 2023, Globus share premium amounted to $284,406.

As at March 31, 2024 and December 31, 2023, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2023 Annual Report and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at March 31, 2024 and December 31, 2023, no PP Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at March 31, 2024 and December 31, 2023, no December 2020 Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at March 31, 2024 and December 31, 2023, no January 2021 Warrants, as defined in the 2023 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at March 31, 2024 and December 31, 2023, no February 2021 Warrants, as defined in the 2023   Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at March 31, 2024 and December 31, 2023, no June 2021 Warrants, as defined in the 2023   Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at March 31, 2024, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

On March 13, 2024, the Board of Directors adopted the Globus Maritime Limited 2024 Equity Incentive Plan, or the Plan. The purpose of the Plan is to provide Company’s officers, key employees, directors, consultants and service provider, whose initiative and efforts are deemed to be important to the successful conduct of Company’s business, with incentives to (a) enter into and remain in the service of the Company or affiliates, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance and (d) enhance the long-term performance of the Company. The number of common shares reserved for issuance under the Plan is 2,000,000 shares.

As at March 31, 2024, the Company had no common shares issued under the Plan.

7	Earnings/(Loss) per Share

Basic earnings per share (“EPS”/“LPS”) is calculated by dividing the net income for the year attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings per share is calculated by dividing the net income attributable to common equity holders of the parent by the weighted average shares outstanding during the year plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation unless such inclusion would be anti-dilutive.

As the Company reported losses for the period   ended March 31, 2024, the effect of any incremental shares would be anti-diluted and thus excluded from the computation of the LPS.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

7	Earnings/(Loss) per Share (continued)

As for the three-month ended March 31, 2023, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the periods ended March 31, 2023, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

The following reflects the net income/(loss) per common share:

	For the period ended March 31,
	2024	2023
Income/(Loss) attributable to common equity holders	(299)	2,586
Weighted average number of shares – basic and diluted	20,582,301	20,582,301
Net income/(loss) per common share – basic and diluted	$(0.01)	$0.13

8	Long-Term Debt and Financial Liability net

Long-term debt (a) and financial liabilities (b) in the condensed consolidated statement of financial position is analysed as follows:

	Borrower	Principal	Deferred finance costs	Modification of Loan	Accrued Interest	Amortized cost
(a)	Devocean Maritime LTD., Artful Shipholding S.A., Serena Maritime Limited, Salaminia Maritime Limited, Talisman Maritime Limited and Argo Maritime Limited.	51,056	(566)	(319)	563	50,734
	Total Long-term debt at March 31, 2024	51,056	(566)	(319)	563	50,734
	Less: Current Portion	(6,258)	221	152	(563)	(6,448)
	Long-Term Portion	44,798	(345)	(167)	-	44,286

(b)	Daxos Maritime Limited	2,800	-	-	-	2,800
	Total Financial liabilities at March 31, 2024	2,800	-	-	-	2,800
	Less: Current Portion	(55)	-	-	-	(55)
	Long-Term Portion	2,745	-	-	-	2,745

	Total at December 31, 2023	52,620	(624)	(358)	621	52,259
	Less: Current Portion	(6,258)	227	152	(621)	(6,500)
	Long-Term Portion	46,362	(397)	(206)	-	45,759

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

As at March 31, 2024, the Company was in compliance with the loan covenants of the agreement with the lenders.

In more detail:

(a)	In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility bore interest at LIBOR plus a margin of 3.75% for interest periods of three months.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8	Long-Term Debt and Financial Liability net (continued)

Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to SOFR and the applicable margin was decreased from 3.75% to 3.35%. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT loan facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and replaced the respective benchmark rate from LIBOR to SOFR in order to depict the change of base rate of the CIT loan facility.

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70% for the whole CIT loan facility. The Company considered that the CIT loan facility amendment did not substantially modify the terms of the CIT loan facility. On August 10, 2023, the Company drew down $25 million.

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe. On May 10, 2023 the Company prepaid the total remaining amount of $3,674 of the loan of Longevity Maritime Limited (the owning company of the vessel Sun Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe. On August 29, 2023 the Company prepaid the total remaining amount of $3,276 of the loan of Domina Maritime Ltd (the owning company of the vessel Sky Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 7, 2023.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe. On September 7, 2023 the Company prepaid the total remaining amount of $3,555 of the loan of Dulac Maritime S.A. (the owning company of the vessel Star Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on September 13, 2023.

The Company was in compliance with the covenants of CIT loan facility as at March 31, 2024.

(b)	On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million (absolute amount) sale and leaseback agreement with SK Shipholding S.A. ("buyer-lessor"), a subsidiary of Shinken Bussan Co., Ltd. of Japan, with respect to the approximately 64,000 dwt bulk carrier to be named “GLBS MIGHT,” which is scheduled to be delivered from the relevant shipyard during the third quarter of 2024. The Company will transfer the legal ownership of the vessel to the buyer-lessor upon delivery of the vessel from the shipyard (refer to Note 10) and agreed to charter the vessel back on a bareboat basis under daily rate plus SOFR and margin for the period of 10 years. The Company has an obligation to purchase back the vessel at the end of the ten-year charter period. On February 28, 2024, the Company received $2.8 million, being the 10% advance deposit of the sale price as per MOA. The Company assessed that the transaction does not meet the criteria to be accounted for as a sale under IFRS 15, and therefore the outstanding amount received from the buyer has been included under Financial Liability, current and non-current, in the condensed consolidated statement of financial position as of March 31, 2024.

The contractual annual loan principal payments to First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility and SK Shipholding S.A. sale & leaseback agreement, respectively, to be made subsequent to March 31, 2024, were as follows:

March 31,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2025	6,257
2026	6,257
2027	20,542
2028	18,000
Total	51,056

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

9	Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

10	Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between five days to approximately six   months   as at March 31, 2024, assuming redelivery at the earliest possible date. As at December 31, 2023, the non-cancellable arrangements had remaining terms between nil days to eight months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at March 31, 2024 and December 31, 2023, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	March 31, 2024	December 31, 2023
Within one year	7,287	8,060
Total	7,287	8,060

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,168 and $4,620   for the periods ended March 31, 2024 and 2023, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $4,454 and $3,869   for the periods ended March 31, 2024 and 2023, respectively.

Office lease contract

As further discussed in Note 4 of the 2023 Annual Report the Company has recognized a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the period ended March 31, 2024 and 2023, was approximately $78 for both periods, and the interest expense on lease liability for the period ended March 31, 2024 and 2023, was approximately $3 and $9, respectively, and recognised in the income statement component of the condensed consolidated statement of comprehensive income/(loss) under depreciation and interest expense and finance costs, respectively.

At March 31, 2024 and December 31, 2023, the current lease liabilities amounted to $103 and $188, respectively, and the non-current lease liabilities amounted to nil for both periods, and are included in the accompanying condensed consolidated statements of financial position.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10	Commitments (continued)

Commitments under shipbuilding contracts

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the first instalment of $13.8 million (absolute amount) and in November 2022 paid the second instalment of $6.9 million (absolute amount) for both vessels under construction. Both instalments are included under Advances for vessel purchase in the condensed consolidated statement of financial position. On February 23, 2024, Globus, through its subsidiary Daxos Maritime Limited, entered into a $28 million (absolute amount) sale and leaseback agreement with SK Shipholding S.A. ("buyer-lessor") with respect to vessel to be named “GLBS MIGHT” and agreed to sell the vessel to the buyer-lessor upon its delivery from the shipyard and chartered it back on a bareboat basis for 10 years (refer to Note 8(b)).

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the first instalment of $7.5 million (absolute amount) for both vessels under construction.

The contractual annual payments per subsidiary to be made subsequent to March 31, 2024, were as follows:

	Daxos Maritime Limited	Paralus Shipholding S.A.	Olympia Shipholding S.A.	Thalia Shipholding S.A.	Total
April 1, 2024 to March 31, 2025	24,785	24,785	3,760	3,760	57,090
April 1, 2025 to March 31, 2026	-	-	3,760	3,760	7,520
April 1, 2026 to November 30, 2026	-	-	26,530	26,530	53,060
Total	24,785	24,785	34,050	34,050	117,670

11	Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.22 of the 2023 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
March 31, 2024
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	594	-	594	-	594
Current portion of fair value of derivative financial instruments	820	-	820	-	820
	1,414

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11	Fair values (continued)

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
March 31, 2024
	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	51,056	-	52,414	-	52,414
Financial liabilities	2,800	-	2,800	-	2,800
	53,856

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2023
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	495	-	495	-	495
Current portion of fair value of derivative financial instruments	808	-	808	-	808
	1,303

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	52,620	-	54,107	-	54,107
	52,620

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value

Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs
Long-term borrowings & Financial Liabilities	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2024

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12	Events after the reporting date

On May 23, 2024, the Company reached an agreement with Marguerite Maritime S.A., a Panamanian subsidiary of a Japanese leasing company unaffiliated with us, for a loan facility of $23 million (absolute amount) bearing interest at Term SOFR plus a margin of 2.3% per annum. This loan agreement provides that it is to be repaid by 20 consecutive quarterly installments of $295 each, and $17.1 million (absolute amount) to be paid together with the 20th (and last) installment. The proceeds of this financing will be used for general corporate purposes. As collateral for the loan, among other things, a mortgage over the m/v GLBS Hero was granted, and a general assignment was granted over the earnings, the insurances, any requisition compensation, any charter and any charter guarantee with respect to the m/v GLBS Hero. Globus Maritime Limited guaranteed the loan. On May 30, 2024, the Company drew down the amount of $22.65 million (absolute amount), being the loan amount minus the upfront fee of $0.35 million (absolute amount).

On May 28, 2024, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2005-built Moon Globe for a gross price of $11.5 million (absolute amount), before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The vessel is expected to be delivered to its new owners in or around June 2024.